Stevens & Lee
Lawyers & Consultants
January 8, 2009
VIA EDGAR
Justin Dobbie
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4561

Re:	Royal Bancshares of Pennsylvania, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed on December 31, 2008
File No. 000-26366
Dear Mr. Dobbie:
     On behalf of Royal Bancshares of Pennsylvania, Inc. (the “Company”), we are writing to respond to the comments from the staff of the U.S. Securities and Exchange Commission (the “Staff”) in telephone conversations with us on January 5, 2009 and January 7, 2009, related to the above-referenced Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”). In response to the comments from Staff, the Company has amended the Preliminary Proxy Statement and the Company is filing via EDGAR Amendment No. 1 to the Preliminary Proxy Statement (“Amendment No. 1”) together with this response letter and requested acknowledgement by the Company.
     We confirm that the Company undertakes to comply with Note D.3. to Schedule 14A promulgated under the Securities Exchange Act of 1934, as amended, and will send the proxy statement no later than 20 business days prior to the date on which the special meeting of shareholders of the Company is held to effect the corporate actions referenced in the Preliminary Proxy Statement.
********************
     We have separately provided you and John Spitz with marked copies of Amendment No. 1 to expedite your review. In addition, the Company is filing by separate copy the requested acknowledgements.
Philadelphia     •     Reading     •     Valley Forge     •     Lehigh Valley     •     Harrisburg     •     Lancaster     •     Scranton
Williamsport     •     Wilkes-Barre     •     Princeton     •     Cherry Hill     •     New York     •     Wilmington
A PROFESSIONAL CORPORATION

Stevens & Lee
Lawyers & Consultants
U.S. Securities and Exchange Commission
Division of Corporate Finance
January 8, 2009

     If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (610) 478-2184 or my colleague, Sunjeet Gill, at (610) 478-2254.

Sincerely,

STEVENS & LEE

/s/ David W. Swartz David W. Swartz

cc:	Robert R. Tabas, Royal Bancshares of Pennsylvania, Inc.
James J. McSwiggan, Jr., Royal Bancshares of Pennsylvania, Inc.
Robert A. Kuehl, Royal Bancshares of Pennsylvania, Inc.